UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 2, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

T2 Biosystems, Inc.

File No. 001-36571 - CF#35517

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       T2 Biosystems, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on October 17, 2014.

       Based on representations by T2 Biosystems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through September 5, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                            Brent J. Fields
                            Secretary